SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   FORM 6-K

                        Report of Foreign Private Issuer
                    Pursuant to Rule 13a-16 or 15d-16 of the
                        Securities Exchange Act of 1934

                       Consolidated Financial Statements
                             (in Canadian Dollars)
                     Years ended September 30, 1998 and 1997


                              PeakSoft Corporation
                              --------------------
                (Translation of registrant's name into English)


              1801 Roeder Avenue; Suite 144, Bellingham, WA 98225
              ---------------------------------------------------
                    (Address of principal executive offices)


      [Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.]

               Form 20-F ..X..                    Form 40-F  ____

      [Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

               Yes ..X..                           No ____

      If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-0-24069
                                               ----------

Signatures:  T. W. Metz

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


PeakSoft Corporation
(Registrant)

Date  March 8, 1999

(Signature) By: /s/ T.W. Metz
                ----------------------
                 T.W. Metz
                 Chief Operating Officer

                         Consolidated Financial Statements



                               PEAKSOFT CORPORATION
                               (in Canadian dollars)



                      Years ended September 30, 1998 and 1997

                               PEAKSOFT CORPORATION

                         Consolidated Financial Statements

                               (in Canadian dollars)

                      Years ended September 30, 1998 and 1997










Auditor's Report                                                               1

Financial Statements

   Consolidated Balance Sheet                                                  2

   Consolidated Statement of Operations and Deficit                            3

   Consolidated Statement of Changes in Financial Position                     4

   Notes to the Consolidated Financial Statements                              6

GORDON K.W. GEE
CHARTERED ACCOUNTANT                            488 - 625 Howe Street
An incorporated professional                    Vancouver, BC  V6C 2T6
--------------------------------------------------------------------------------
                                                Telephone: (604) 689-8815
                                                Facsimile: (604) 689-8838



                               AUDITOR'S REPORT


To The Shareholders of PeakSoft Corporation:

I have audited the consolidated balance sheet of PeakSoft Corporation as at 30 September 1998 and the consolidated statements of operations and deficit and changes in financial position for the year then ended. These consolidated financial statements are the responsibility of the Company's management. My responsibility is to express an opinion on these consolidated financial statements based on my audit.

I conducted the audit in accordance with generally accepted auditing standards. Those standards require that I plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In my opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at 30 September 1998 and the consolidated results of its operations and the changes in its financial position for the year then ended in accordance with generally accepted accounting principles.

The consolidated financial statements as at 30 September 1997 and for the year ended 30 September 1996 were audited by other auditors who expressed an opinion without reservation on those statements in their report dated 12 December 1997.

Accounting principles generally accepted in Canada vary in certain significant respects from accounting principles generally accepted in the United States. Application of accounting principles generally accepted in the United States would have affected results of operations for the year ended 30 September 1998 and shareholders' equity to the extent summarized in note 15 to the financial statements.



                                                /s/ Gordon K.W. Gee
                                                -------------------
                                                   Gordon K.W. Gee
Vancouver, B.C., Canada                         Chartered Accountant

15 February 1999

GORDON K.W. GEE
CHARTERED ACCOUNTANT                            488 - 625 Howe Street
An incorporated professional                    Vancouver, BC  V6C 2T6
--------------------------------------------------------------------------------
                                                Telephone: (604) 689-8815
                                                Facsimile: (604) 689-8838



COMMENTS BY AUDITOR FOR U.S. READERS ON CANADIAN-U.S. REPORTING DIFFERENCE



In the United States, reporting standards for auditors require the addition of an explanatory paragraph (following the opinion paragraph) when the financial statements are affected by conditions and events that cast substantial doubt on the Company's ability to continue as a going concern, such as those described in note 1 to the financial statements. My report to the shareholders dated 15 February 1999 is expressed in accordance with Canadian reporting standards which do not permit a reference to such events and conditions in the auditor's report when these are adequately disclosed in the financial statements.




                                                /s/ Gordon K.W. Gee
                                                -------------------
                                                   Gordon K.W. Gee
Vancouver, B.C., Canada                         Chartered Accountant
15 February 1999

PEAKSOFT CORPORATION
Consolidated Balance Sheet
(in Canadian dollars)

30 September 1998 and 1997
--------------------------------------------------------------------------------
                                                    1998          1997
--------------------------------------------------------------------------------
Assets

Current assets:
   Cash                                         $   22,824    $1,071,366
   Accounts receivable                              26,479        97,645
   Inventories                                      43,284        59,128
   Prepaids and deposits                            39,999       156,046
--------------------------------------------------------------------------------
                                                   132,586     1,384,185
Investment (note 2)                                284,000          --
Capital assets (note 3)                            105,947       195,787
Acquired research and development (note 4)            --         822,299
--------------------------------------------------------------------------------
                                                   522,533     2,402,271
================================================================================
Liabilities and Shareholders' Equity

Current liabilities:

   Accounts payable and accrued liabilities      1,304,312       893,398
   Deferred revenue (note 5)                          --         109,681
   Current portion of long-term debt (note 6)         --          14,936
   Current portion of obligations under
           capital leases (note 7)                  29,665        24,624
--------------------------------------------------------------------------------
                                                 1,063,977     1,042,639
Long-term debt (note 6)                               --       1,380,991
Obligations under capital leases (note 7)           28,639        40,927

Shareholders' equity:
   Share capital (note 8)                        6,555,704     5,779,455
   Other paid-in capital (note 6)                2,069,920       173,759
--------------------------------------------------------------------------------
                                                 8,625,624     5,953,214
   Obligation to issue share capital (note 8)         --         399,900
   Accumulated deficit                           9,195,707     6,415,400
--------------------------------------------------------------------------------
                                                  (570,083)      (62,286)
--------------------------------------------------------------------------------
                                                   522,533     2,402,271
================================================================================

Contingent liability (note 10)

On behalf of the Board:
"Douglas H. Foster                              "Peter A. Janssen"

____________________________  Director      __________________________  Director

See accompanying notes to the consolidated financial statements.

PEAKSOFT CORPORATION
Consolidated Statement of Operations and Deficit

Years ended 30 September 1998, 1997 and 1996
--------------------------------------------------------------------------------
                                               1998         1997         1996
--------------------------------------------------------------------------------

Sales                                       $1,246,381   $1,340,200  $  784,900

Cost of goods sold                             233,763      448,537     428,141
--------------------------------------------------------------------------------
                                             1,012,618      891,663     356,759

Expenses:
   Amortization                                991,017    1,050,965     118,968
   General and administrative                1,392,633    1,245,114     312,361
   Marketing                                   951,724    1,682,437     531,170
   Research and development                    531,860      641,426     321,740
--------------------------------------------------------------------------------
                                             3,867,234    4,619,942   1,284,239

--------------------------------------------------------------------------------
Earnings (loss) before the undernoted       (2,854,616)  (3,728,279)   (927,480)

Other earnings (expenses):
     Debt settlement with creditors (Note 16)  259,618         --          --
     Gain on sale of Subsidiary (Note 17)       51,879         --          --
     Interest on longterm debt                (237,188)        --          --
     Loss on settlement of lawsuit (note 10)      --       (310,042)       --
     Write-off of assets                          --        (53,169)       --
--------------------------------------------------------------------------------
                                                74,309     (363,211)       --

--------------------------------------------------------------------------------
Earnings (loss) from continuing operations  (2,780,307)  (4,091,490)   (927,480)

Loss from discontinued operations (note 18)       --           --      (745,844)
--------------------------------------------------------------------------------
Loss                                        (2,780,307)   4,091,490   1,673,324

Accumulated deficit, beginning of year       6,415,400    2,323,910     650,586
--------------------------------------------------------------------------------

Accumulated deficit, end of year             9,195,707    6,415,400   2,323,910
================================================================================

Loss per common share                            (0.20)       (0.42)      (0.20)
================================================================================


See accompanying notes to the consolidated financial statements.

PEAKSOFT CORPORATION
Consolidated Statement of Operations and Deficit

Years ended 30 September 1998, 1997 and 1996
--------------------------------------------------------------------------------
                                               1998         1997         1996
--------------------------------------------------------------------------------

Cash provided by (used in):

Operations:
   Net earnings (loss)                    $(2,780,307)  $(4,091,490) $ (927,480)
   Items not involving cash:
      Loss from discontinued operations          --            --      (745,844)
      Amortization                            991,017     1,050,965     118,968
      Write-off of assets                        --          53,169        --
   Change in non-cash operating
      working capital                         181,719       253,980     404,452
--------------------------------------------------------------------------------
                                           (1,607,571)   (2,733,376) (1,149,904)

Financing:
   Repayments of long-term debt            (1,380,991)      (21,273)    (23,462)
   Increase (decrease) in obligations
     under capital leases                     (12,288)       (1,661)     51,342
   Issuance of long-term debt               1,896,161     1,554,750        --
   Increase (decrease) in obligation to
     issue shares                            (399,900)      (55,408)    455,308
   Issuance of share capital                  776,249     2,380,551   2,503,037
--------------------------------------------------------------------------------
                                              879,231     3,856,959   2,986,225

Investments:
   Acquisition of investment                 (284,000)         --          --
   Purchase of capital assets                 (36,202)      (82,180)   (150,486)
   Acquisition of licences                       --            --       (33,559)
   Business combination (note 4)                 --            --    (1,644,598)
   Acquisition of software technology            --            --      (136,979)
--------------------------------------------------------------------------------
                                             (320,202)      (82,180) (1,965,622)
--------------------------------------------------------------------------------
Increase (decrease) in cash position       (1,048,542)    1,041,403    (129,301)

Cash, beginning of year                     1,071,366        29,963     159,264
--------------------------------------------------------------------------------
Cash, end of year                              22,824     1,071,366      29,963
================================================================================


See accompanying notes to the consolidated financial statements.

PEAKSOFT CORPORATION
Notes to the Consolidated Financial Statements
Years ended 30 September 1998 and 1997
--------------------------------------------------------------------------------
The Company is incorporated under the laws of Alberta and its principal business activities are providing Internet software to corporate and individual users

1. Continuing operations:

   These consolidated financial statements have been prepared using generally accepted accounting principles that are applicable to a going concern, not withstanding that the Company incurred significant operating losses in the current and prior years. This basis of preparation may be inappropriate because significant doubt exists about the appropriateness of the going concern assumption. The Company's ability to continue as a going concern is dependent upon obtaining additional external financing and on the attainment of profitable operations. Management is of the opinion that external financing will remain in place and that as a result of their current product launches and concentration on providing software for vertical markets, sufficient profits will be obtained to meet the Company's obligations and commitments as they become due. For this reason, the financial statements do not reflect adjustments in the carrying values of the assets and liabilities, the reported revenues and expenses and the balance sheet classifications used that would be necessary if the going concern assumption were not appropriate.

2. Significant accounting policies:

   (a)  Principles of consolidation:

        The consolidated financial statements include the accounts of the Company and its wholly-owned American subsidiaries, PeakSoft Corporation (U.S.A.), Peak Media, Inc. and its wholly-owned Canadian subsidiary Chameleon Bridge Technologies Corporation. All significant inter-company transactions and balances have been eliminated on consolidation.

        The Company recorded an approximate 10% interest in Infobuild Networks, Inc. (hereinafter referred to as "InfoBuild") at cost of $284,000. As the Company has no significant influence upon the management of InfoBuild, InfoBuild's Financial Statements have not been included herein or consolidated herewith.

   (b)  Revenue recognition:

        Revenue from product sales is recognized as the products are sold and title to the product is transferred. Revenue from service contracts is recognized when the work is completed.

   (c)  Foreign currency translation:

        Foreign currency transactions entered into directly by the Company as well as the financial statements of the integrated foreign operations are translated using the temporal method. Under this method, monetary assets and liabilities are translated at year end exchange rates. Other balance sheet items are translated at historical exchange rates. Income statement items are translated at average rates of exchange prevailing during the year except for depreciation expense which is translated at historical rates. Translation gains and losses are included in income except for unrealized gains and losses arising from the translation of long-term monetary assets and liabilities which are deferred and amortized over the remaining lives of related items.

PEAKSOFT CORPORATION
Notes to the Consolidated Financial Statements (continued)
Years ended 30 September 1998 and 1997
--------------------------------------------------------------------------------
2. Significant accounting policies (continued):

   (d)  Capital assets:

        Capital assets are stated at cost. Amortization is provided on the declining balance basis using the following annual rates:
        ------------------------------------------------------------------------
        Asset                                                            Rate
        ------------------------------------------------------------------------

        Furniture and equipment                                       4 years
        Computer equipment                                            4 years
        Computer software                                             3 years
        Leasehold improvements                                        4 years

   (e)  Inventories

        Inventories are valued at the lower of cost and net realizable value. Cost is determined on a first-in, first-out basis.

   (f)  Research and development:

        Research costs are expensed as incurred. Development costs are expensed as incurred unless they meet the criteria for deferral under generally accepted accounting principles.

        The acquired research and development represents technology and advances purchased in the acquisition of Chameleon Bridge Technologies Inc. in 1996. These assets are being amortized over their estimated useful life of two years.

   (g)  Use of estimates:

        The presentation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Significant areas requiring the use of management estimates relate to the determination of net recoverable value of assets, in particular as it relates to acquired research and development, useful lives for amortization, recognition of revenue and the determination of deferred revenue.

   (h)  Financial instruments:

        The Company has applied retroactively the new accounting standard with respect to the presentation of financial instruments.

PEAKSOFT CORPORATION
Notes to the Consolidated Financial Statements (continued)
Years ended 30 September 1998 and 1997
--------------------------------------------------------------------------------
3. Capital assets:
   -----------------------------------------------------------------------------
                                                               1998       1997
   -----------------------------------------------------------------------------

                                              Accumulated    Net book   Net book
                                     Cost     amortization     value      value
   -----------------------------------------------------------------------------
   Furniture and equipment         $ 87,255    $ 54,657      $ 32,598   $ 33,637
   Computer equipment               207,761     150,363        57,398     64,833
   Computer software                178,073     178,073          --       89,036
   Leasehold improvements           152,462     136,511        15,951      8,281
   -----------------------------------------------------------------------------
                                    625,551     519,604       105,947    195,787
   =============================================================================

   Assets acquired under capital leases in the amount of $91,628 (1997 - $79,148) and related accumulated amortization of $60,809 (1997 - $54,614 and 1996 - $18,474) are included in furniture and equipment as well as computer equipment.

4. Acquired research and development:

                                                               1998       1997
--------------------------------------------------------------------------------

                                               Accumulated    Net book  Net book
                                     Cost     amortization     value     value
--------------------------------------------------------------------------------

   Research and development        $1,644,598  $1,644,598       --      $822,299
================================================================================

PEAKSOFT CORPORATION
Notes to the Consolidated Financial Statements (continued)
Years ended 30 September 1998 and 1997
--------------------------------------------------------------------------------

   On May 16, 1996, the Company acquired research in the amount of $1,644,598 through the acquisition of Chameleon Bridge Technologies Corp. The Company acquired all of the 1,950,000 issued and outstanding shares of Chameleon Bridge Technologies Corporation in exchange for 1,500,000 shares of Peak Technologies Inc. The fair market value of Peak Technologies Inc.'s shares at the date of regulatory approval and exchange of shares was $1.11 per share. Accordingly, the research and development is calculated as follows:

   Purchase value based on shares issued in May, 1996             1,665,000
   Other net assets acquired                                        (20,402)
   -----------------------------------------------------------------------------
   Acquired research and development                              1,644,598
   =============================================================================

5. Deferred revenue:

   Deferred revenue consists primarily of advance quarterly billings for a computer service agreement.

6. Long-term debt:
--------------------------------------------------------------------------------
                                                          1998          1997
                                                            $             $
   -----------------------------------------------------------------------------
   Renovation loan, secured by a charge on leasehold
   improvements, bearing interest at 11.5% per annum,
   maturing on March 15, 1998                              --            14,936

   Notes payable, secured by the Company's inventory
   and accounts receivable, bearing interest at 12%
   per annum with interest paid quarterly, maturing
   on September 9, 1999 (U.S. $1,563,000)               2,025,740     1,554,750

   Less:  other paid-in capital                        (2,025,740)     (173,759)
   -----------------------------------------------------------------------------
                                                            --        1,395,927

   Current portion of long-term debt                        --           14,936
   -----------------------------------------------------------------------------
                                                            --        1,380,991
   -----------------------------------------------------------------------------

   Subsequent to the year end, the notes payable along with accrued interest have been agreed to be converted to shares. This however is subject to regulatory approval.

PEAKSOFT CORPORATION
Notes to the Consolidated Financial Statements (continued)
Years ended 30 September 1998 and 1997
--------------------------------------------------------------------------------
6. Long-term debt (continued):

   The notes payable in fiscal 1997 compromise of 12% senior promissory notes held by Liverpool Limited Partnership and Westgate International L.P.. Attached to the issued notes are warrants to purchase 3,120,075 common shares at a price of $0.50 per share expiring in September, 1999 and a right of first refusal on future capital raising transactions. The notes reflect an effective interest rate of 18% per annum and a value of $173,759 has been attributed to the warrants issued and recorded as other pai in capital.

   In the 1998 fiscal year, additional promissory notes were issued and held by private individuals, Liverpool Limited Partnership, and Westgate International, L.P. Some of the issued notes are attached with warrants to purchase common shares.

      USD $140,000 senior promissory notes, with interest at 12% per annum, due
         09 September 1999 and attached with warrants to acquire 500,000 common shares at CDN $0.40 per share. The warrants expire 15 March 2000.

      USD $88,000 demand promissory notes with interest at 12% per annum and attached with warrants to acquire 422,060 common shares at CDN $0.30 per share. The warrants expire 27 April 2000.

      USD $150,000 senior promissory notes with interest at 12% per annum due
         10 June 2000.

      USD $60,000 demand promissory notes with interest at 12% per annum.

      USD $30,333 demand promissory notes without interest converted from deferred management remuneration.

   Subsequent to the year end additional USD $340,000 was received and supported by promissory notes bearing interest at 12% per annum.

   Subsequent to the year end all of the above debt are waiting for regulatory approval for conversion to shares.

7. Obligations under capital leases:

   The Company has capital leases on equipment expiring at various dates through 2001 requiring the following minimum lease payments:
   -----------------------------------------------------------------------------
                                                           1998          1997
                                                            $             $
   -----------------------------------------------------------------------------
   1998                                                     --          32,713
   1999                                                   39,385        24,180
   2000                                                   28,575        19,965
   2001                                                     --           4,430
   -----------------------------------------------------------------------------
   Total minimum lease payments                           67,960        81,288
   Less imputed interest at varying rates                 (9,656)      (15,737)
   -----------------------------------------------------------------------------
   Present value of net minimum capital lease payments    58,304        65,551
   Current portion of obligations under capital lease     29,665        24,624
   ----------------------------------------------------------------------------
                                                          28,639        40,927
   =============================================================================

PEAKSOFT CORPORATION
Notes to the Consolidated Financial Statements (continued)
Years ended 30 September 1998 and 1997
--------------------------------------------------------------------------------
8. Share capital:
   -----------------------------------------------------------------------------
                                                       Shares        Amount
                                                          #             $
   -----------------------------------------------------------------------------
   Authorized:
      Unlimited voting common shares without par value
      Unlimited non-voting preferred shares without par value
   Issued:
      Balance, 01 October 1994                        656,293        94,580
      Issued amount year ended 30 September 1995:
         Issued to founders                         2,344,148            -
         Issued for cash                            2,594,302       948,865
         Issue for services and technology            155,257        45,700
         Less share issuance costs                         -       (193,278)

      Issued amount year ended 30 September 1996:
         Issued for cash                            1,151,147       667,500
         Issued for services and technology         1,704,210     1,835,537

      Issued amount year ended 30 September 1997:
         Issued for cash                            3,545,266     2,496,498
         Issued for services and technology            94,840        75,969
         Less share issuance costs                         -       (191,916)

     Issued amount year ended 30 September 1998
         Issued for cash                            1,691,976       623,281
   -----------------------------------------------------------------------------
                                                   13,937,439     6,402,736
   -----------------------------------------------------------------------------

   Included in shares issued for cash during 1998 are 390,000 (1997 - 833,541, 1996 - 750,000) shares for approximately $102,400 (1997 - $556,898, 1996 -
   $317,500) issued pursuant to the exercise of management, employees and directors' stock options. The remaining shares of 1,301,976 (1997 -2,711,725, 1996 - 401,147) for $520,881 (1997 - $1,940,000 and 1996 - $350,000) were issued pursuant to private placements.

   (a)  Management, employees and directors' stock options:

        At September 30, 1998, the Company had 1,121,000 management, employees and directors' options outstanding:

        776,000 options expiring 18 December 1999, exercisable to acquire 776,000 shares at $0.40 each

        275,000 options expiring 26 May 2000, exercisable to acquire 275,000 shares at $0.30 each.

        25,000 options expiring 27 May 2000, exercisable to acquire 25,000 shares at $0.30 each.

        55,000 options expiring 10 July 2000, exercisable to acquire 55,000 shares at $0.22 each.

        Subsequent to the year end, all of the above management, employees and directors' stock options were cancelled.

PEAKSOFT CORPORATION
Notes to Consolidated Financial Statements (continued)
Years ended 30 September 1998 and 1997
--------------------------------------------------------------------------------
8. Share Capital (continued):

   (b)  Warrants:

        At September 30, 1998, the Company had 4,042,135 warrants outstanding.

        3,120,075 first warrants from a debt conversion, entitling the holder to acquire one additional share for $0.50 each. The warrants expire in September 1999. Subsequent to the year the company has sought regulatory approval for repricing to acquire one additional share at $0.20 each.

        500,000 warrants from a debt conversion entitling the holder to acquire one additional share for $0.40 each. The warrants expire in March 2000.

        422,060 warrants entitling the holder to acquire one additional share at $0.30 each. The warrants expire April 2000 and are subsequent to regulatory approval.

9. Fair value of financial instruments:

   The methods and assumptions used to estimate the fair value of each class of financial instruments for which it is practical to estimate a value are as follows:

   (a)  Short-term financial assets and liabilities:

        The carrying amount of these financial assets and liabilities are a reasonable estimate of the fair values because of the short maturity of these instruments. Short-term financial assets comprise cash and accounts receivable. Short-term financial liabilities comprise accounts payable and accrued liabilities.

   (b)  Long-term financial liabilities:

        The carrying value of long-term financial assets and liabilities are a reasonable estimate of the fair values. Long-term financial liabilities comprise long-term debt and obligations under capital leases and other paid-in capital (see note 6).

10. Loss on settlement of lawsuit:

   This amount represents the costs of a settlement, including legal fees and product returns, causing the Company to cease the use of a certain trade name. The Product, in this situation, was certain CD ROM (CDR) programs that were the subject of a trade name lawsuit. As a result of the lawsuit, PeakSoft was forced to abandon the name used on the software and recall such products sold to distributors as well as Company inventory held at a fulfillment house. Since the programs were on CDRs, the name was "burned" into the CDR. The text burned into the CDR could not be modified to change the disputed name. This rendered all the CDRs with the disputed trade name "obsolete" and therefore the recalled CDRs required destruction.

   As a result of the lawsuit, this product was destroyed and the write off was included in the financial statements as "loss on settlement of lawsuit".

   Returned product that had been previously recognized as sales and included in revenues was appropriately adjusted through Sales and Cost of Sales.

PEAKSOFT CORPORATION
Notes to Consolidated Financial Statements (continued)
Years ended September 30, 1998 and 1997
--------------------------------------------------------------------------------
11. Contingent liabilities:

    In November 1998, the company relocated its premises. Under the Lease Agreement for the abandoned premises, the Company is liable for the lease payments of the abandoned premises until the premises are released by the landlord. Under this Agreement, the minimum lease payments are USD $83,226 per annum until 31, March 2002. The maximum exposure is $290,000.

12. Subsequent events:

    In addition to the subsequent events discussed elsewhere in these notes to the financial statements, the following subsequent events occurred:

    The company has agreed with the individuals, management, Liverpool Limited Partnership, Westgate International L.P. to convert CDN $2,800,316 (USD $1,776,400, plus accrued interest to 15 October 1998) to 15,557,310 Shares at CDN $0.18. the conversion is subject to regulatory approval.

    On 28 October 1998, the company incorporated PeakSoft Multinet Corp. (U.S.A) under the laws of Washington State in the United States of America. The new corporation is a wholly owned subsidiary of PeakSoft Corporation, and has yet to begin operations.

    In the first quarter of the 1999 fiscal year, the Company issued a private placement for 514,800 shares at CDN $0.18 each totaling CDN $92,664 (USD $60,000).

    Subsequent to the year end, regulatory authorities approved the consolidation of shares on a 8 shares to 1 share basis. This consolidation was approved by the shareholders on December 15, 1998 at an Extraordinary General Shareholders Meeting.

13. Loss per common share:

    Loss per common share is based on the weighted average number of common shares outstanding during the year.

14. Related party transactions:

    The following are related party transactions, not already disclosed elsewhere in the notes to the financial statements:
    ----------------------------------------------------------------------------
                                                              1998     1997
                                                                $        $
    ----------------------------------------------------------------------------
    Salaries to directors and officers                        94,000  212,000
    Consulting fees and expense reimbursements to directors   92,600   64,000
    Salary paid to a relative of one of the directors         54,500   33,000
    ----------------------------------------------------------------------------
                                                             241,100  309,000
    ============================================================================

    These transactions are in the normal course of operations and are measured at the exchange amount which is the amount of consideration established and agreed to by related parties.

PEAKSOFT CORPORATION
Notes to Consolidated Financial Statements (continued)
Years ended 30 September 1998 and 1998
--------------------------------------------------------------------------------
15. United States GAAP reconciliation:

    The consolidated financial statements have been prepared in accordance with generally accepted accounting principles ("GAAP") in Canada. These principles differ in the following material respects from those in the United States as summarized below:

   (a)  Loss and loss per share:
   -----------------------------------------------------------------------------
                                               1998         1997         1996
                                                 $            $            $
   -----------------------------------------------------------------------------
   Loss in accordance with Canadian GAAP   (2,780,307)  (4,091,490)  (1,673,324)
   Difference in accounting for acquired
     research and development (note d)        822,229      822,299   (1,644,598)

   Stock options (note e)                        --        (85,470)      (5,000)

   Loss in accordance with
     United States GAAP                    (1,958,078)  (3,354,661)  (3,322,922)
   -----------------------------------------------------------------------------

   Loss per common share                        (0.14)       (0.35)       (0.40)
   -----------------------------------------------------------------------------
   Weighted average number of shares used
     for calculation                       13,612,947    9,615,270    8,294,805
   -----------------------------------------------------------------------------

   (b)  Balance sheet:

        The amounts in the consolidated balance sheet that differ from those reported under Canadian GAAP are as follows:

                               September 30, 1998       September 30, 1997
                            Canadian  United States   Canadian  United States
                              GAAP        GAAP          GAAP         GAAP
                               $           $             $            $
   -----------------------------------------------------------------------------
   Assets:

     Acquired research and
      development              --           --         822,299         --

   Liabilities:

     Other paid-in capital   173,759     264,229       173,759      264,229
     Accumulated deficit   9,195,707   8,373,478     6,415,400    7,328,169
   =============================================================================

   (c)  Statement of cash flows:

        Cash used in operations and cash provided by financing activities would decrease by 1997 - $75,969 and 1996 - $1,874,848 because shares issued for services and technology would be considered non-cash transactions.

PEAKSOFT CORPORATION
Notes to Consolidated Financial Statements (continued)
Years ended 30 September 1998 and 1997
--------------------------------------------------------------------------------
15. United States GAAP reconciliation (continued):

    (c) Statement of cash flows (continued):

        Under United States GAAP, cash used in investments and cash provided by financing activities in 1996 would decrease $51,342 for obligations under capital lease and $1,665,000 for common share consideration on an acquisition.

    (d) Research and development:

        In accordance with United States GAAP, research and development costs, including the costs of research and development acquired in a business combination is expensed as it is incurred.

    (e) Stock based compensation:

        The Company records compensation expense for United States GAAP purposes following the intrinsic value principles of Accounting Principles Board Opinion 25, "Accounting for Stock Issued to Employees" (APB 25) in accounting for the options issued under the Company's stock option plan. Under APB 25, NIL compensation expense has been recognized for its stock based compensation plans in 1998 (1997 - $85470, 1996 - $5,000).

        The Company has elected the disclosure provisions of Statement of Financial Accounting Standards No. 123 ("FAS 123"), "Accounting for Stock-Based Compensation", for United States GAAP purposes. Had compensation cost for the Company's stock option plan been determined based on the fair value at the grant date for awards under those plans consistent with the measurement provisions of FAS 123, the Company's loss and loss per share under United States GAAP would have been adjusted as follows:
        ------------------------------------------------------------------------
                                               1998          1997        1996
                                                 $             $           $
        ------------------------------------------------------------------------
        Loss - as reported                   1,958,078     3,354,661   3,322,922
        Loss - stock option value adjusted   2,052,578     3,475,718   3,510,536
        Loss per common share - as reported       0.14          0.35        0.40
        Loss per common share - adjusted          0.15          0.36        0.42
        ========================================================================

   (e)  Stock based compensation (continued):

        The fair value of each option grant is estimated on the date of the grant using the following assumptions:

        ------------------------------------------------------------------------
                                               1998          1997        1996
                                                 $             $           $
        ------------------------------------------------------------------------
        Expected dividend yield                  0%          0%            0%
        Expected stock price volatility         70%         70%           70%
        Risk-free interest rate                5.5%        5.5%          5.5%
        Expected life of options             2 yrs.       1 yr.        2 yrs.

        The weighted average fair value of the options granted is 1997 - $0.26 and 1996 - $0.22 per option.

PEAKSOFT CORPORATION
Notes to Consolidated Financial Statements (continued)
Years ended 30 September 1998 and 1998
--------------------------------------------------------------------------------
   (f)  Taxation:

        For U.S. GAAP purposes, income taxes are accounted for in accordance with Statement of Financial Accounting Standards No. 109 ("FAS 109"), "Accounting for Income Taxes". FAS 109 requires the asset and liability method whereby deferred tax assets and liabilities are recognized for the estimated future tax consequences attributable to differences between the financial statement carrying amounts of existing asset and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates in effect for the year in which those temporary differences are expected to be recovered or settled. A valuation allowance is provided on deferred tax assets to the extent it is not more likely than not that such deferred tax assets will be realized. Under FAS 109, the effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

        The Company has deferred tax assets of approximately $3,000,000 (1997 - $2,140,000 and 1996 - $750,000) arising from losses carried forward (see note 17). The Company has provided a valuation allowance against the entire deferred tax asset amount as it is more likely than not that they will not be realized.

16. Debt Settlement with Creditors

    During the year, management negotiated with trade and other creditors to realize a reduction of liabilities.

17. Gain on sale of subsidiary

    During the year, the Company incorporated a State of Washington company to perform ongoing service work for clients. In the year, the Company sold the company for USD $100,000.

18. Loss from discontinued operations

    During 1996, the company discontinued its multi-media segment of its business. The costs related to this are summarized as follows:

    ----------------------------------------------------------------------------
                                                                        $
    ----------------------------------------------------------------------------
    Revenue                                                          (43,818)
    Marketing                                                        332,835
    Research and development                                         368,119
    General and administrative                                        88,708
    ----------------------------------------------------------------------------
                                                                     745,844
    ============================================================================

19. Commitments:

    The company has entered into a one year operating lease for facilities expiring November 1999 for which the annual lease payments is USD $28,449. The lease is renewable on an annual basis.

PEAKSOFT CORPORATION
Notes to Consolidated Financial Statements (continued)
Years ended 30 September 1998 and 1998
--------------------------------------------------------------------------------
20. Income taxes:

    The Company has non-capital losses from foreign and canadian operation available for offset against future taxable income totaling approximately USD $3,900,000 in the United States and CDN $3,600,000 in Canada.

21. Comparative figures:

    Certain of the comparative amounts have been reclassified to conform with the financial presentation adopted in 1998.

22. Uncertainty due to the Year 2000 issue

    The Year 2000 issue arises because many computerized systems use two digits rather than four to identify a year. Date-sensitive systems may recognize the Year 2000 as 1900 or some other date, resulting in errors when information using Year 2000 is processed. In addition, similar problems may arise in some systems which use certain dates in 1999 to represent something other than a date. The effects of the Year 2000 issue may be experienced before, on, or after 01 January 2000, and, if not addressed, the impact on operations and financial reporting may range from minor errors to significant systems failure which could affect the company's ability to conduct normal business operations. However, management does not anticipate difficulties with the company's compliance. It is not possible to be certain that all aspects of the Year 2000 issue affecting the company, including those related to the efforts of customers, suppliers, or other third parties, will be fully resolved.